UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

First Trust Mortgage Income Fund

(Name of Issuer)
Closed End Mutual Fund

(Title of Class of Securities)
33734E103

(CUSIP Number)

October 31, 2014
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 33734E103	SCHEDULE 13G/A	Page 2 of 6 Pages

1		NAME OF REPORTING PERSONS 1607 Capital Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Virginia, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 691,768
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 691,768
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 691,768
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 16.42%
12		TYPE OF REPORTING PERSON IA

CUSIP No. 33734E103	SCHEDULE 13G/A	Page 3 of 6 Pages

Item 1.	(a) Name of Issuer

First Trust Mortgage Income Fund

(b) Address of Issuer’s Principal Executive Offices

120 East Liberty Drive, Suite 400

Wheaton, Illinois 60187

Item 2.	(a) Name of Person Filing

1607 Capital Partners, LLC

(b) Address of Principal Business Office, or, if none, Residence

4991 Lake Brook Drive, Suite 125

Glen Allen, VA 23060

(c) Citizenship

Please refer to Item 4 on each cover sheet for each filing person

(d) Title of Class of Securities

Closed End Mutual Fund

(e) CUSIP No.:

33734E103

CUSIP No. 33734E103	SCHEDULE 13G/A	Page 4 of 6 Pages

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☒	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐	A group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

CUSIP No. 33734E103	SCHEDULE 13G/A	Page 5 of 6 Pages

Item 4. Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned: 691,768

(b) Percent of class: 16.42%

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 691,768

(ii) Shared power to vote or to direct the vote: 0

(iii) Sole power to dispose or to direct the disposition of: 691,768

(iv) Shared power to dispose or to direct the disposition of: 0

Item 5. Ownership of Five Percent or Less of a Class

Not Applicable

Item 6. Ownership of More Than Five Percent on Behalf of Another Person

1607 Capital Partners' clients that hold these securities in their investment advisory accounts managed by 1607 Capital Partners, LLC have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the securities reported herein. One client account has an interest in the securities reported herein that exceeds 5%. However, such client is not required to report its beneficial ownership on Schedule 13G until December 31, 2014.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not Applicable

Item 8. Identification and Classification of Members of the Group

Not Applicable

Item 9. Notice of Dissolution of Group

Not Applicable

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 33734E103	SCHEDULE 13G/A	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 10, 2014

1607 Capital Partners, LLC

By:	Thomas K. Tattersall
	Name:	Thomas K. Tattersall
	Title:	Managing Director of Operations and Marketing